Privia Health
950 N. Glebe Road, Suite 700
Arlington, VA 22203

April 17, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Christie Wong and Julie Sherman

Re:    Privia Health Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 1, 2023
File No. 001-40365

Dear Christie Wong and Julie Sherman:
On behalf of Privia Health Group, Inc. (the “Company”), I am responding to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained it its letter dated April 4, 2023, relating to the above referenced Form 10-K for the Fiscal Year Ended December 31, 2022 filed with the Commission on March 1, 2023 and the Form 8-K filed with the Commission on February 28, 2023.
For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s responses to the comments.
Form 10-K for the Fiscal Year Ended December 31, 2022
Key Metrics and Non-GAAP Financial Measures, page 72

1.In future filings, please revise to reconcile the non-GAAP measures "Care Margin" and "Platform Contribution" to the most comparable GAAP measure, which appears to be Gross Profit, even if it is not presented on the face of the Statements of Operations. Please also revise the similar reconciliation in Exhibit 99.1 to your Form 8-K dated February 28, 2023.

Response: The Company will revise its future filings with the Commission, beginning with its Form 10-Q and corresponding earnings release for the first quarter of 2023, to reconcile these measures to Gross Profit as the most comparable GAAP measure. For illustrative purposes, the Company will include the following reconciliations in future quarters:

For the Three Months Ended March 31,
(Dollars in Thousands)	2023	2022
Revenue	$—	$—
Provider expense	—	—
Amortization of intangible assets	—	—
Gross Profit	$—	$—
Amortization of intangible assets	—	—
Care Margin	$—	$—

Revenue	$—	$—
Provider expense	—	—
Amortization of intangible assets	—	—
Gross Profit	$—	$—
Amortization of intangible assets	—	—
Cost of Platform	—	—
Stock compensation (included in cost of platform)	—	—
Platform Contribution	$—	$—

Privia Health
950 N. Glebe Road, Suite 700
Arlington, VA 22203

Care Margin
We define Care Margin as Gross Profit excluding amortization of intangible assets. Gross profit is defined as total revenue less provider expenses and amortization of intangible assets.

Platform Contribution
We define Platform Contribution as Gross Profit, excluding amortization of intangible assets, less Cost of platform and excluding stock-based compensation expense included in Cost of platform.

The reconciliation of Care Margin and Platform Contribution that begin on page 72 in our Form 10-K dated December 31, 2023, is revised as follows:

	For the Years Ended December 31,
(Dollars in Thousands)	2022	2021	2020
Revenue	$1,356,660	$966,220	$817,075
Provider expense	1,051,040	727,827	629,487
Amortization of intangible assets	3,351	1,312	642
Gross Profit	$302,269	$237,081	$186,946
Amortization of intangible assets	3,351	1,312	642
Care Margin	$305,620	$238,393	$187,588

	For the Years Ended December 31,
(Dollars in Thousands)	2022	2021	2020
Revenue	$1,356,660	$966,220	$817,075
Provider expense	1,051,040	727,827	629,487
Amortization of intangible assets	3,351	1,312	642
Gross Profit	$302,269	$237,081	$186,946
Amortization of intangible assets	3,351	1,312	642
Cost of Platform	(170,838)	(174,731)	(105,006)
Stock compensation (included in cost of platform)	13,758	43,888	—
Platform Contribution	$148,540	$107,550	$82,582

Our reconciliation in Exhibit 99.1 to our Form 8-K dated February 28, 2023, is revised as follows:

	For the Three Months Ended December 31,		For the Years Ended December 31,
	2022	2021	2022	2021
(Dollars in Thousands)	Unaudited
Revenue	$364,424	$275,333	$1,356,660	$966,220
Provider expense	284,368	206,722	1,051,040	727,827
Amortization of intangibles assets	842	830	3,351	1,312
Gross Profit	$79,214	$67,781	$302,269	$237,081
Amortization of intangible assets	842	830	3,351	1,312
Care Margin	$80,055	$68,611	$305,620	$238,393

Privia Health
950 N. Glebe Road, Suite 700
Arlington, VA 22203

	For the Three Months Ended December 31,		For the Years Ended December 31,
	2022	2021	2022	2021
	Unaudited
Revenue	$364,424	$275,333	$1,356,660	$966,220
Provider expense	284,368	206,722	1,051,040	727,827
Amortization of intangibles assets	842	830	3,351	1,312
Gross Profit	$79,214	$67,781	$302,269	$237,081
Amortization of intangible assets	842	830	3,351	1,312
Cost of Platform	(43,343)	(43,724)	(170,838)	(174,731)
Stock compensation (included in cost of platform)	2,376	2,901	13,758	43,888
Platform Contribution	$39,088	$27,788	$148,540	$107,550

Please do not hesitate to contact me at (571) 295-7520 or dmountcastle@priviahealth.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ David Mountcastle
David Mountcastle, Chief Financial Officer

cc:    Via Email
    Shawn Morris, Chief Executive Officer
    Thomas Bartrum, General Counsel
    Privia Health Group, Inc.